UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:    001-12421

(Check one):
     FORM 10-K             FORM 20-F             FORM 11-K             FORM 10-Q             FORM 10-D
    FORM N-SAR             FORM N-CSR
For Period Ended: March 31, 2006

    Transition Report on Form 10-K
     Transition Report on Form 20-F
     Transition Report on Form 11-K
     Transition Report on Form 10-Q
     Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I Item 4; Sarbanes-Oxley Act 302/906 CEO and CFO certifications under Part II Item 6.

PART I - REGISTRANT INFORMATION

NU SKIN ENTERPRISES, INC.
Full name of registrant

N/A
Former name if applicable

75 West Center Street
Address of principal executive office (Street and Number)

Provo, UT 84601
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
         Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following theprescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the review of our interim financial statements for the three months ended March 31, 2006 as required by Rule 10-01(d) of Regulation S-X, our independent registered public accounting firm identified a material adjustment to the impairment charge that we had recorded relating to our first-generation BioPhotonic (S1) Scanners. We had previously announced that the impairment charge relating to the S1 Scanners was $23.0 million (see Items 2.02 and 9.01 of our Form 8-K submitted on May 3, 2006 relating to our quarterly earnings release). We have now determined that the impairment charge is $19.0 million, and we recorded the correct impairment charge in the March 31, 2006 financial statements included in our Quarterly Report on Form 10-Q filed on May 10, 2006.

Because the adjustment was identified shortly before the planned filing of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, we were unable to adequately evaluate and assess the impact of this adjustment on our evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2006 without unreasonable effort or expense. The financial statements included in our May 10, 2006 Quarterly Report on Form 10-Q reflected the correct impairment charge; however we omitted Item 4 of Part I “Controls and Procedures” as well as the CEO and CFO certifications required by Rules 13a-14(a) and 15d-15(a) and 13a-14(b) and 15d-14(b) under the Securities Exchange Act of 1934, as amended, in order to provide more time to properly assess the impact of this issue on the effectiveness of our disclosure controls and procedures.

We have determined that the adjustment resulted from a deficiency in our disclosure controls and procedures. Specifically, our controls related to our impairment evaluation of long-lived assets, as required under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, failed to detect an error in the application of the discount rate used to estimate the fair value of the S1 Scanners. Although we have not yet completed our evaluation of this control deficiency as it relates to our disclosure controls and procedures, based on the magnitude of the adjustment, we have determined that the control deficiency likely constitutes a material weakness. If we determine that the control deficiency constitutes a material weakness, we will also likely conclude that our disclosure controls and procedures were not effective as of March 31, 2006.

We intend to file an amendment to the Form 10-Q to include the omitted items on or before May 15, 2006.

PART IV - OTHER INFORAMTION

(1)	Name and telephone number of person to contact in regard to this notification D. Matthew Dorny 801-345-3800 (Name) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NU SKIN ENTERPRISES, INC.
(Name of Registrant as Specifid in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006	By: D. Matthew Dorny Name: D. Matthew Dorny Its: Vice President